UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 02, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - TRADING STATEMENT FOR THE HALF
YEAR ENDED 30 JUNE 2018

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

2 August 2018
NEWS RELEASE
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE HALF YEAR ENDED
30 JUNE 2018

AngloGold Ashanti will release results for the half year ended 30 June 2018 (“the period”) on the
Johannesburg Stock Exchange News Service on 20 August 2018.

With reference to the Listings Requirements of the JSE Limited, issuers must publish a trading statement as soon as they become reasonably certain that financial results for the next reporting period will differ by at least 20% from those of the previous, corresponding reporting period.

Operational performance

Production from retained operations (excluding closed and sold operations) for the period is expected to increase by 4% to 1.578 Moz from 1.517 Moz for the half year ended 30 June 2017 (“comparative period”).
This is due to strong production improvements from Sunrise Dam, Kibali, Iduapriem, Mponeng and Tropicana. International operations contributed 87% and South African operations 13%
respectively to
the Group’s production from retained operations.

Given the sale of Moab Khotsong and Kopanang mines in the first quarter of 2018, and the closure of
TauTona at the end of last year, which together resulted in a net year on year reduction of 180,000oz, production for the period is expected to be 1.629 Moz, compared to 1.748 Moz in the comparative period.

Expected headline and basic earnings

The Company expects to report positive basic and headline earnings for the six months ended 30 June
2018. This represents a turn-around from the losses reported for the comparative period.

Shareholders are advised that the Company has reasonable certainty that headline earnings for the period are expected to increase to a profit of between $91 million and $108 million, with headline earnings per share of between 22 cents and 26 cents. Headline loss and headline loss per share for the comparative period were $89 million and 22 cents, respectively.

Basic earnings for the period are expected to increase to a profit of between $16 million and $51 million, with basic earnings per share between 4 cents and 12 cents. This includes the adverse impact of $67 million, or 16 cents per share (post-tax) related to the derecognition of the Mine Waste Solutions
Uranium plant in South Africa, given that, under current market conditions, the plant is unlikely to be utilised. Impairments on certain South African assets of $86 million (post-tax) or 21 cents per share were accounted for in the comparative period. Both the asset derecognition and the impairments, are non-cash items and have been excluded from headline earnings.

Basic loss and basic loss per share for the comparative period were $176 million and 43 cents, respectively.

Expected increases in both basic and headline earnings for the period were due to:
·   An improved operating performance, reflected in the 4% improvement in production from retained operations;
·   An improvement in All-in sustaining costs due to lower sustaining capital expenditure, and lower exploration and rehabilitation costs;
·   A 6% improvement in the average gold price received;
·   Lower retrenchment costs, relating to the South African operations, of $22 million (post-tax), which were $25 million (post-tax) or 6 cents per share lower than the comparative period; and
·   Earnings in the comparative period unfavourably impacted by the estimated once-off, non-
cash settlement costs for silicosis class action claims, of $46 million (post-tax), or 11 cents per share.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by
AngloGold Ashanti’s external auditors.

Johannesburg
2 August 2018

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 –JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance